Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-3 filed pursuant to Rule 462(b) of the Securities Act of 1933: (a) of the reference to our firm under the caption “Experts” and (b) to the incorporation by reference of our report dated March 12, 2020, with respect to the consolidated financial statements of Scholar Rock Holding Corporation included and incorporated by reference, respectively, in the Registration Statement (Form S-3 No. 333-231920) and related Prospectus and Prospectus Supplement of Scholar Rock Holding Corporation for the registration of its common stock, preferred stock, debt securities, warrants, and units.

/s/ Ernst & Young LLP

Boston, Massachusetts
October 28, 2020